82-4454

SUPPL

Brazil Realty S.A. Empreendimentos e Participações and Subsidiary Companies

Report of Independent Accountants on the Limited Review of Quarterly Information (ITR)

September 30, 2002

03003410

dlw 2/3

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-400 São Paulo, SP - Brasil
Telefone (11) 3674-2000

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

November 11, 2002

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações for the quarters and periods ended September 30 and June 30, 2002 and September 30, 2001. This information is the responsibility of company management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of subsequent events which have, or could have, significant effects on the company's financial position and operations.

PRICEWATERHOUSECOOPERS

November 11, 2002
Brazil Realty S.A. Empreendimentos e Participações

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of Quarterly Information, consistent with the regulations of the Brazilian Securities Commission (CVM).

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

4 - State Registration Number - NIRE
35300137728

01.02 - HEAD OFFICE

1 - ADDRESS				2 - SUBURB OR DISTRICT
Av. Dr. Cardoso de Melo, 1955 - 15o. andar				Vila Olimpia
3 - POSTAL CODE	4 - MUNICIPALITY			5 - STATE
04548-005	São Paulo			SP
6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
011	3040-2174			
11 - AREA CODE	12 - FAX	13 - FAX	14- FAX	
011	3040-2171			

15 - E-MAIL
br@brazilrealty.com.br

01.03 -INVESTOR RELATIONS OFFICER (Company mail address)

1 - NAME
Nessim Daniel Sarfati

2 - ADDRESS				3 - SUBURB OR DISTRICT
Av. Dr. Cardoso de Melo, 1955 - 15o. andar				Vila Olimpia
4 - POSTAL CODE	5 - MUNICIPALITY			6 - STATE
04548-005	São Paulo			SP
7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
011	3040-2000			
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
011	3040-2161			

16 - E-MAIL
nds@cyrela.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
1.1.2002	12.31.2002	3	7.1.2002	9.30.2002	2	4.1.2002	6.30.2002

9 - Independent Accountants	10 - CVM Code
PricewaterhouseCoopers Auditores Independentes	00287-9
11 - Partner Responsible	12 - Individual Taxpayers' Registration Number of the Partner Responsible
Celso Luiz Malimpensa	009.637.118-81

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (THOUSAND)	1 - CURRENT QUARTER 9/30/2002	2 - PRIOR QUARTER 6/30/2002	3 - SAME QUARTER IN PRIOR YEAR 9/30/2001
Paid-up capital			
COMMON	38,500	38,500	38,500
PREFERRED	44,003	44,003	44,003
TOTAL	82,503	82,503	82,503
Treasury stock			
COMMON	0	0	0
PREFERRED	2,722	2,722	2,722
TOTAL	2,722	2,722	2,722

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other

2 - SITUATION
Operating

3 - NATURE OF OWNERSHIP
Private National

4 - ACTIVITY CODE
1170000 - *Participation and Administration*

5 - MAIN ACTIVITY
Property development

6 - TYPE OF CONSOLIDATION
Total

7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANTS
Without Qualifications

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1-ITEM	2-CNPJ	3-NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1- ITEM	2-EVENT	3- DATE OF APPROVAL	4- DISTRIBUTION TYPE	5- START OF PAYMENT	6-TYPE OF SHARE	7-DISTRIBUTIONS PER SHARE

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1- Item	2 - Date of alteration	3 - Capital (in thousands of reais)	4 - Amount of the alteration (in thousands of reais)	5 - Nature of alteration	7 - Number of shares issued (thousand)	8 - Share price on issue date (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - Date	2 - Signature
11/11/2002	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME3 (CNPJ)	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.01- Balance Sheet - Assets (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2002	4 - 6/30/2002
1	Total assets	493,713	476,119
1.01	Current assets	183,032	190,300
1.01.01	Available funds	15,066	17,916
1.01.02	Receivables	70,736	74,282
1.01.02.01	Marketable securities	8,623	8,890
1.01.02.02	Taxes and contributions recoverable	16,631	15,653
1.01.02.05	Accounts receivable	36,318	42,463
1.01.02.06	Sales costs to appropriate	0	205
1.01.02.07	Dividends receivable	8,469	6,197
1.01.02.08	Debit notes - Reimbursement of expenses	0	0
1.01.02.09	Other	695	874
1.01.03	Inventories	94,785	92,569
1.01.03.02	Properties for sale	94,785	92,569
1.01.04	Other	2,445	5,533
1.02	Long-term receivables	47,048	51,641
1.02.01	Sundry receivables	39,247	43,919
1.02.01.01	Accounts receivable	31,555	32,304
1.02.01.02	Deferred income tax and social contribution	7,688	11,612
1.02.01.20	Other	4	3
1.02.02	Receivables from related companies	7,801	7,722
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	7,801	7,722
1.02.02.03	Other	0	0
1.02.03	Other	0	0
1.03	Permanent assets	263,633	234,178
1.03.01	Investments	245,088	215,493
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	245,088	215,493
1.03.01.02.01	Investments valued by the equity method	201,062	171,267
1.03.01.02.02	Participation in funds	44,026	44,226
1.03.01.03	Other investments	0	0
1.03.02	Property and equipment	18,372	18,497
1.03.03	Deferred charges	173	188

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2002	4 - 6/30/2002
2	Total liabilities and stockholders' equity	493,713	476,119
2.01	Current liabilities	122,218	135,730
2.01.01	Loans and financings	4,107	8,953
2.01.02	Debentures	0	0
2.01.03	Suppliers	10,841	10,266
2.01.04	Taxes, charges and contributions	2,135	1,582
2.01.05	Dividends payable	0	1,714
2.01.06	Provisions	18,552	24,784
2.01.06.01	Estimated costs to be incurred	18,552	24,784
2.01.07	Payables to related companies	62,784	62,371
2.01.07.01	Related companies	40,516	40,712
2.01.07.02	Current accounts with development partners	22,268	21,659
2.01.08	Other	23,799	26,060
2.01.08.01	Current accounts with other partners	19,668	21,994
2.01.08.02	Other accounts	4,131	4,066
2.02	Long-term liabilities	106,160	87,132
2.02.01	Loans and financings	78,447	57,284
2.02.02	Debentures	0	0
2.02.03	Provisions	27,713	29,848
2.02.03.01	Estimated costs to be incurred	2,563	3,634
2.02.03.02	Deferred results on sales of properties	2,146	4,305
2.02.03.03	Payables for purchase of properties	0	0
2.02.03.18	Provision for contingencies	15,316	15,026
2.02.03.19	Deferred income tax and social contribution	7,688	6,883
2.02.04	Payables to related companies	0	0
2.02.05	Other	0	0
2.03	Deferred income	0	0
2.05	Stockholders' equity	265,335	253,257
2.05.01	Paid-up capital	163,566	163,566
2.05.01.01	Paid-up capital	163,566	163,566
2.05.02	Capital reserves	(6,470)	(6,470)
2.05.02.01	Treasury shares	(6,470)	(6,470)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	78,571	78,751
2.05.04.01	Legal	8,579	8,579
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained profits	69,992	69,992
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other	0	0
2.05.04.07.01	Retained profits	0	0
2.05.05	Retained earnings	29,668	17,590

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 - Code	2 - Description	3 - 7/1/2002 to 9/30/2002	4 -1/1/2002 to 9/30/2002	5 - 7/1/2001 to 6/30/2001	6 - 1/1/2001 to 6/30/2001
3.01	Gross sales and services	15,858	54,730	15,157	50,324
3.01.01	Sale of properties	14,154	49,169	13,404	44,347
3.01.02	Resale of properties	0	0	0	0
3.01.03	Rent of properties	1,704	5,561	1,753	5,948
3.01.04	Services rendered	0	0	0	0
3.01.05	Right of use	0	0	0	29
3.02	Deductions from gross sales and services	(1,345)	(2,242)	(2,997)	(4,230)
3.03	Net sales and services	14,513	52,488	12,160	46,094
3.04	Cost of sales and services	(7,953)	(32,670)	(10,126)	(31,915)
3.04.01	Properties sold	(7,838)	(32,194)	(9,997)	(31,527)
3.04.02	Properties resold	0	0	0	0
3.04.03	Rented properties	(115)	(476)	(129)	(388)
3.05	Gross profit	6,560	19,818	2,034	14,179
3.06	Operating (expenses) income	10,247	13,953	630	7,465
3.06.01	Selling	(3,065)	(8,158)	(2,743)	(10,990)
3.06.02	General and administrative	726	(5,911)	(1,733)	(6,241)
3.06.02.01	General and administrative	754	(5,730)	(1,395)	(5,375)
3.06.02.02	Management remuneration	(28)	(181)	(338)	(866)
3.06.03	Financial, net	(20,719)	(33,161)	90	(1,237)
3.06.03.01	Financial income	1,460	3,890	741	2,415
3.06.03.02	Financial expenses	(22,179)	(37,051)	(651)	(3,652)
3.06.04	Other operating income	1,593	3,328	1,034	2,339
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of subsidiary companies	31,712	57,855	3,982	23,594
3.07	Operating profit	16,807	33,771	2,664	21,664
3.08	Non-operating results	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

03.01- Statement of Income (in thousands of reais)

1 - Code	2 - Description	3 - 7/1/2002 to 9/30/2002	4 -1/1/2002 to 9/30/2002	5 - 7/1/2001 to 6/30/2001	6 - 1/1/2001 to 6/30/2001
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	16,807	33,771	2,664	21,644
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	(4,729)	(4,103)	332	509
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.15	Net income for the period	12,078	29,668	2,996	22,153
	Number of shares, excluding treasury (thousand)	79,781	79,781	79,781	79,781
	Net income per share	0.15139	0.37187	0.03755	0.27767
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1. Operations

The company and its subsidiary and associated companies are engaged in the development of residential and commercial properties, rentals of commercial properties, and holdings in other companies or in property investment funds as a shareholder or quotaholder.

2. Significant Accounting Principles and Presentation of the Financial Statements

The financial statements have been prepared in accordance with accounting principles determined by Brazilian corporate legislation and the rules and instructions of the Brazilian Securities Commission (CVM).

In the preparation of financial statements it is necessary to use estimates to record certain assets, liabilities and other operations. The financial statements therefore include various estimates related to the selection of the useful lives of property and equipment, the provisions necessary for contingent liabilities and the determination of provisions for taxes and other similar provisions. Actual results may differ from those estimated.

(a) Determination of the results of development and sale of properties and others

The costs, commercial expenses and income arising from the development and sale of properties are recognized as established by CVM/SEP/SNC Circular 05/95, in which:

- on credit sales of a concluded unit, the result is appropriated at the time a sale is effected, irrespective of the term for the receipt of the contractual amount;
- on credit sales of an unconcluded unit, the result is appropriated based on the percentage of completion of each venture, according to the physical measurement of the construction, applied to the total construction cost, readjusted in accordance with the sales contracts conditions.

The other income and expenses, including advertising and publicity, are appropriated to results on the accrual basis of accounting.

(b) Current and long-term receivables

Properties for sale are stated at cost of acquisition and construction, which do not exceed net realizable value.

Financial investments are stated at cost, plus accrued earnings up to the balance sheet date.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The allowance for doubtful accounts receivable is recorded by subsidiary companies at amounts considered sufficient to cover estimated losses on realization.

The other assets and receivables are stated at cost or realizable amounts including, when applicable, accrued earnings and monetary variations.

(c) Permanent assets

These are stated at cost, monetarily restated up to December 31, 1995, and take into consideration the following aspects:

- Investments in subsidiary, associated companies and property investment funds are evaluated under the equity method, plus unamortized goodwill.
- Depreciation of property and equipment is calculated on the straight-line basis at the annual rates listed in Note 8, which take into consideration the economic useful lives of the assets.

(d) Current and long-term liabilities

The provision for estimated costs to be incurred includes the estimates of the budgeted costs of units sold, based on reports prepared by the technical area responsible, with an initial contra entry to deferred results on sales of properties. Changes in budgeted costs are recorded as they become known and are allocated between cost of sales and deferred results on sales of properties.

The deferred results on sales of properties are represented by the net amount of unit sales, less costs of construction and land and commercial expenses inherent to the respective property developments, which are realized on the percentage-of-completion method.

The other liabilities are stated at known or estimated amounts including when applicable, related charges and monetary or exchange variations.

(e) Income tax and social contribution

Income tax and social contribution are calculated observing the criteria established by fiscal legislation. In the parent company, they are calculated at the standard rate of 15% plus a 10% surcharge for income tax and at 9% for social contribution. Certain subsidiary and associated companies with annual sales lower than R$ 24,000 in the prior year (2001), opted for the presumed profits tax regime. For these companies, taxable income for income tax and social contribution purposes is calculated at the rates of 8% and 12% on gross sales, respectively.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Deferred income tax and social contribution are commented in Note 13.

(f) Consolidated financial statements

The consolidated financial statements include the financial statements of the parent company, Brazil Realty S.A. Empreendimentos e Participações, and its subsidiary and associated companies listed in Note 7. In the consolidated financial statements the intercompany current accounts, income and expenses and unrealized profits are eliminated, as well as the investments. Minority interest is disclosed separately. For participations in property investment funds and jointly-controlled companies, in which the parent company has a 50% or lower holding, the financial statements are consolidated proportionally.

3. Available Funds

	Parent company		Consolidated		Thousands of US$ - Consolidated	
	2002					
	September	June	September	June	September	June
Cash and banks						
Local currency	1,704	1,157	3,323	1,485		
Foreign currency			1,082	333	278	117
Investment funds - fixed income (i)						
Local currency	4,320	5,884	8,263	11,870		
Investment funds - variable income						
Local currency	5,977	5,672	5,977	5,672		
Foreign currency			2,733	2,704	701	951
(-) Provision adjustment market value			(262)	(515)	(67)	(181)
Net value			2,471	2,189	634	770
Deposit certificates						
Local currency (ii)	3,065	5,203	7,051	5,862		
Foreign currency (iii)			77,643	35,074	19,935	12,331
Public debt securities (iv)						
Foreign currency			21,166	20,169	5,434	7,091
(-) Provision adjustment market value			(7,967)	(3,474)	(2,046)	(1,221)
Net value			13,199	16,695	3,388	5,870
	15,066	17,916	119,009	79,180	24,235	19,088

(i) Average monthly rates between 80% and 100% of CDI.
(ii) Average monthly rates between 95% and 100% of CDI.
(iii) Rate of 9.55% per annum, with semi-annual payment of interest.
(iv) Average rates between 5% and 11% per annum on face value, with semi-annual payment of interest.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

4. Marketable Securities

	Parent company		Consolidated	
				2002
	September	June	September	June
Property investment fund ABC Plaza Shopping	3,606	3,606		
Property investment fund JK	2,409	2,409		
Property investment fund Financial Center	2,608	2,875	2,608	2,875
Freddie Mac securities (US$ 5,056 thousand)				14,382
	8,623	8,890	2,608	17,257

At the Administrative Council meeting of the parent company on March 14, 2002, a secondary public distribution of the ABC Plaza Shopping and JK fund quotas was authorized, having been offered with the commitment to supplement the earnings of the buyers of these quotas so that they would amount to at least 12% per annum on the purchase price. CVM approval is required to be effective.

Remuneration of Freddie Mac securities, which are U.S. government public securities, is 10.25% per annum on the face value, paid every quarter with final maturity in February, 2012, which were sold in August 2002.

5. Accounts Receivable

	Parent company		Consolidated	
				2002
	September	June	September	June
Current				
Developments	33,855	40,200	84,294	91.786
Rentals	885	661	2,465	2.243
Resale of properties	1,236	1,211	5,497	4.145
Other operations	342	391	292	598
Allowance for doubtful accounts			(327)	(304)
	36,318	42,463	92,221	98.468
Long-term				
Developments	31,555	32,304	82,407	86.252
	67,873	74,767	174,628	184.720

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Receivables from sales of developments are mostly restated by the National Civil Construction Index (INCC) up to keys delivery and afterwards by the General Market Price Index (IGP-M).

6. Properties for Sale

This account represents the costs of units not yet sold and lands for future developments, as follows:

	Parent company		Consolidated	
				2002
	September	June	September	June
Properties under construction	77,431	75,215	137,068	126,931
Properties concluded	10,037	10,037	10,037	10,037
Land	7,317	7,317	28,347	23,716
	94,785	92,569	175,452	160,684

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

7. Investments

The movement and main information is summarized as follows:

	Holding - %		Net equity		Net income (loss) for the period	
					2002	
Information on investees	**September**	**June**	**September**	**June**	**September**	**June**
Property investment funds						
Centro Têxtil Internacional - (a)	48.55	48.55	44,282	44,429	(462)	(726)
ABC Plaza Shopping - (a)	19.90	19.90	57,252	57,252	9,079	5,993
Basílio Machado de Investimento Imobiliário - (a)	50.00	50.00	13,812	13,812	1,873	1,234
JK de Investimento Imobiliário - (a)	33.24	33.24	25,062	25,062	2,895	1,485
Subsidiary and associated companies						
Brazil Realty Serviços e Investimentos Ltd.	99.99	99.99	77,910	57,391	(2,067)	(1,015)
Brazil Realty Administração e Locação Ltda.	99.99	99.99	32,594	34,085	1,958	545
Tal de Investimento Imobiliário Ltda.	75.00	75.00	3,471	1,636	1,285	89
Cybra de Investimento Imobiliário Ltda.	75.00	75.00	25,267	22,346	18,627	13,554
Fifty de Investimento Imobiliário Ltda. - (a)	50.00	50.00	2,489	1,985	9,641	4,771
Millennium de Investimentos Imobiliários Ltda.	99.99	99.99	30,068	30,094	1,783	1,808
Forest Hill de Investimentos Imobiliários Ltda. (a)	25.00	25.00	22,050	16,489	7,682	2,120
Cyset de Investimentos Imobiliários Ltda. - (a)	36.99	36.99	2,915	2,346	957	388
BRC Serviços S/C Ltda.	99.99	99.99	423	513	283	288
BRX Administração de Shopping Centers - (a)	49.99	49.99	189	95	(224)	(289)
Country de Investimentos Imobiliários Ltda. - (a)	50.00	50.00	13,163	9,374	2,554	968
Tal Empreendimentos Imobiliários Ltda.	75.00	75.00	13,457	16,293	(542)	1
ABC Realty de Investimento Imobiliário Ltda.	95.00	95.00	6,016	7,305	770	368
Dinâmica de Investimento Imobiliário Ltda. - (a)	99.99	99.99	7	7		
Capital Realty de Investimento Imobiliário Ltda.	99.99	99.99	695	391	405	191
ABC II de Empreendimento Imobiliário Ltda. (a)	34.00	34.00	2,714	2,373	(874)	(1,215)
City Realty de Investimentos Imobiliários Ltda	50.00		834		(3)	
Expand de Investimentos Imobiliários Ltda.	99.99		987		(11)	
Artimóveis de Investimentos Imobiliários Ltda.	99.99		945		(11)	
Investimóveis de Investimentos Imobiliários Ltda.	99.99		888		(11)	
Option de Investimentos Imobiliários Ltda.	99.99		987		(11)	
Century de Investimentos Imobiliários Ltda.	99.99		987		(11)	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(a) Proportional consolidation

Movement of investments	At June 30, 2002	Capital subscription	Dividends received	Equity in the results	Other	At September 30, 2002
Property investment funds						
Centro Têxtil Internacional	21,572		(192)		120	21,500
ABC Plaza Shopping	7,787		(614)		614	7,787
Basílio Machado de Inv. Imobiliário	6,906		(358)		358	6,906
JK de Investimento Imobiliário	5,921		(469)		470	5,922
Goodwill on acquisition (a)	2,040				(129)	1,911
	44,226		(1,633)		1,433	44,026
Subsidiary and Associated Companies						
Brazil Realty Serv e Investimentos Ltd.	57,391			20,519(b)		77,910
Brazil Realty Adm. e Locação Ltda.	34,085	10	(2,914)	1,413		32,594
Tal de Investimento Imobiliário Ltda.	1,226	580	(100)	897		2,603
Cybra de Investimento Imobiliário Ltda.	16,760	210	(585)	3,804		20,189
Fifty de Investimento Imobiliário Ltda.	992		(2,182)	2,435		1,245
Millennium de Inv. Imobiliários Ltda.	30,094			(26)		30,068
Forest Hill de Inv. Imobiliários Ltda.	4,122			1,390		5,512
Cyset de Inv. Imobiliários Ltda.	868			210		1,078
BRC Serviços S/C Ltda.	513	115	(200)	(5)		423
BRX Adm. de Shopping Centers	47	15		32		94
Country de Inv. Imobiliários Ltda.	4,687	1,101		793		6,581
Tal Empr. Imobiliários Ltda.	12,219		(1,720)	(407)		10,092
ABC Realty de Inv. Imobiliário Ltda.	6,948	62	(1,669)	382		5,723
Dinâmica de Inv. Imobiliário Ltda.	30					30
Capital Realty de Inv. Imobiliário Ltda.	391	89		215		695
ABC II de Empr. Imobiliário Ltda.	894			116		1,010
City Realty de Inv. Imobiliários Ltda.		422		(1)		421
Expand de Inv. Imobiliários Ltda.		998		(11)		987
Artimóveis de Inv. Imobiliários Ltda.		956		(11)		945
Investimóveis de Inv. Imobiliários Ltda.		899		(11)		888
Option de Inv. Imobiliários Ltda.		998		(11)		987
Century de Inv. Imobiliários Ltda.		998		(11)		987
	171,267	7,453	(9,370)	31,712		201,062
	215,493	7,453	(11,003)	31,712	1,433	245,088

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Dividends Receivable at September 30, 2002

ABC Plaza Shopping	295
JK de Investimento Imobiliário	494
Brazil Realty Serv. e Investimentos Ltd.	7,680
	8,469

(a) The goodwill on investments in Fundo ABC Plaza and Fundo Basílio Machado, are amortized over ten years or on sale of the investment.

(b) Includes exchange variation.

The translation of the financial statements of subsidiary Brazil Realty Serviços e Investimentos Ltd (headquartered in Bahamas), from U.S. dollars into Reais was carried out using the current rate method in which all amounts of the financial statements are translated into reais at the exchange rate effective on September 30, 2002 (R$ 3,8949).

8. Property and Equipment

	Parent company		Consolidated		
				2002	
	September	June	September	June	Annual depreciation
Lands	5,316	5,316	17,237	17,237	
Buildings	13,864	13,864	59,119	60,498	1.27 to 2.5
Machinery and equipment	81	81	81	81	10
Furniture and fixture	221	230	231	240	10
Telephone lines	196	196	196	196	
Computers	442	452	450	458	20
Construction in progress			1,751	1,687	
Other	340	402	479	541	
	20,460	20,541	79,544	80,938	
Accumulated depreciation	(2,088)	(2,044)	(7,291)	(7,168)	
	18,372	18,497	72,253	73,770	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The annual depreciation rates of buildings reflect the remaining estimated useful lives as revised by an independent appraiser in 1997.

9. Loans and Financings

	Parent company		Consolidated	
				2002
	September	June	September	June
Fixed rates notes - US$ 20,145 thousand	78,447	57,284	78,447	57,284
Financings- local currency	2,571	6,404	2,587	6,420
Foreign loans			8,314	5,261
Interest payable	1,536	2,549	1,536	2,549
	82,554	66,237	90,884	71,514
Current liabilities	(4,107)	(8,953)	(12,422)	(14,215)
Long-term	78,447	57,284	78,462	57,299

Fixed rates notes (debt securities) - in July 1997 the parent company obtained US$ 75,000 thousand, having realized in 1998 and 1999 the repurchase and cancelation of US$ 54,855 thousand. The notes mature in July 2005, with half-yearly interest of 10.05% per annum, with right to anticipated redemption in July 2002 through a purchase and sale option not exercised at the time. This issue has certain restrictive covenants concerning company indebtedness, guarantees, transfers of assets, leaseback transactions, transactions with affiliates, mergers, incorporations and others. All details of the public offering are described in the public offering prospectus dated July 16, 1997.

The financings in local currency are subject to interest of 12.5% per annum plus the Referential Interest Rate (TR) variation, maturing in July, November and December 2002. Receivables from developments were offered in guarantee of these financings. The loans in foreign currency are subject to the LIBOR variation + 0.5% interest per annum.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10. Related Companies

Balances shown in the parent company financial statements are as follows:

10.1 - Loans

	Assets		Liabilities	
				2002
	September	June	September	June
Fifty de Investimento Imobiliário Ltda. (a)	5,053	5,053		
Cybra de Investimento Imobiliário Ltda. (a)	148	148		
BRX Administração de Shopping Centers (a)	32	32		
BRC Serviços S/C Ltda. (a)			427	427
Country de Investimentos Imobiliários Ltda. (a)	1,941	1,993		
Brazil Realty Administração e Locação Ltda. (a)			17,865	18,178
Brazil Realty Serviços e Investimentos Ltd. (b)	487	356		
Capital Realty de Investimento Imobiliário Ltda (a)	140	140		
Millennium de Investimentos Imobiliários Ltda. (a)			22,224	22,107
	7,801	7,722	40,516	40,712

(a) The parent company participates in property developments with other parties via related companies. The management structure of these companies and cash management are centralized in the parent company, which controls the development of constructions and the budgets. Accordingly, the parent company assures that the resources necessary for each venture are available and allocated as planned. The origins and applications of development resources transit through the accounts maintained with related companies, which are not subject to restatement or financial charges, and there are no predetermined maturity dates.

The average term for development and completion of ventures in which the resources are applied is three years, always based on projects and physical/financial schedules for each construction. This way of allocating resources of the parent company permits that the conditions negotiated with each party in each venture are concentrated in specific structures which are the most appropriate to their characteristics.

(b) Brazil Realty Serviços e Investimentos Ltd.: refer to loans without pre determined maturities, equivalent to US$ 125 thousand (06/2002 - US$ 125 thousand).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

10.2 - Current Accounts with Development Partners

The balances payable at September 30, 2002 are as follows:

Massacá	6,675
Coronel Melo	3,263
Luiz Molina	3,190
Ipiranga	3,188
Icoarana	2,977
Dado Bier	1,307
Other	1,668
	22,268

Balances are generated from the development of properties that the parent company and its subsidiary and associated companies realize together. The management structure of these companies and cash management are centralized in the parent company and operations reflect the investments and applications of resources used to develop the existing ventures.

Resources received are settled, based on the participation of partners in the profitability of each development, based on agreements individually signed, in accordance with the cash flow of each venture. The average term to develop and complete is three years, always based on projects and physical/financial schedules of each construction.

10.3 - Construction Management and Property Management

The parent company uses the structures of other companies related to the Cyrela group for: a) Construction Management: the technical responsibility of the projects, coordination and global inspection of the construction stages, control of all the contractors and specialized labor. For those services a percentage of 10% on the costs incurred on construction is paid; b) Property Management: the strategy and feasibility of the ventures as well as management of the support units (purchase of land, marketing, IT, treasury, legal, other). For these services agreements have been reached for the payment of percentages on sales realized (from 1% to 2%, based on sales volume) and on effective receipts from customers in each period. The amounts and forms of contracting these services are the same as those practiced by companies that operate in the property market. The amount paid for these services during the quarter was R$ 5,537 (2001 - R$ 5,310) and in the nine-month period R$ 11,324 (2001 - R$ 15,273).

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

11. Current Accounts with Other Partners

Also arise from the development of properties, as described in 10.2 above.

The net balances payable at September 30, 2002 are:

Leopoldo	17,405
Other	2,263
	19,668

12. Deferred Results on Sales of Properties

	Parent company		Consolidated	
				2002
	September	June	September	June
Deferred sales revenue	22,151	30,712	104,174	114,375
Deferred cost of sales	(18,942)	(24,954)	(61,122)	(64,123)
Deferred commercial expenses	(1,063)	(1,453)	(1,823)	(1,905)
Deferred results	2,146	4,305	41,229	48,347

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

13. Provision for Contingencies

This provision refers to lawsuits still in process related to questionings of the following taxes:

	Parent company		Consolidated	
				2002
	September	June	September	June
COFINS on sale of properties	9,019	8,749	9,019	8,749
Total offset of tax losses (financial charges)	4,250	4,296	4,250	4,296
Expansion of the PIS and COFINS calculation basis	2,047	1,981	2,047	1,981
COFINS and CSL in companies without employees			5,861	5,655
	15,316	15,026	21,177	20,681

PIS - Social Integration Program.
COFINS - Social Contribution on Revenues.
CSL - Social Contribution on Net Income.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

14. Income Tax and Social Contribution

(a) Deferred

Deferred income tax and social contribution on net income were calculated in accordance with the criteria mentioned in Note 2(e), and may be summarized as follows:

	Parent company		Consolidated	
				2002
	September	June	September	June
Assets				
On tax losses and negative social contribution bases (i)	7,688	4,849	7,688	4,849
On temporarily non-deductible amounts (ii)		6,763		6,763
On difference between revenue taxed on the cash basis and the amount recorded on the accrual basis- percentage of completion of developments (iii)			227	536
	7,688	11,612	7,915	12,148
Liabilities:				
On temporarily non-deductible amounts (ii)	(209)	(567)	(209)	(567)
On difference between revenue taxed on the cash basis and the accrual basis - percentage of completion of developments (iii)	(7,479)	(6,316)	(8,633)	(8,097)
	(7,688)	(6,883)	(8,842)	(8,664)
Net amount of deferred income tax and social contribution:		4,729	(927)	3,484
Credit (charge) to results of income tax and social contribution:	(4,729)	799	(4,411)	917

The parent company records deferred income tax and social contribution credits arising from tax losses and negative social contribution bases in amounts equivalent to that of the deferred tax liabilities arising from the difference between income recorded on the cash basis and on the accrual basis.

(All amounts in thousands of reais unless otherwise indicated)

Considering the present context of the parent company operations that mainly comprise participations in other companies, no tax credits were set up on the remaining balances of tax losses and negative social contribution bases, as well as on the balance of temporarily non-deductible expenses in the determination of taxable income, which are mainly represented by provisions for contingencies, the deductibility of which is conditioned to final judgement of the processes.

(b) For the period

The parent company does not have taxable income for the period. Also, it has the following balances at September 30, 2002 to be offset, deducted or added to future taxable income:

(i) Income tax losses and negative social contribution bases of R$ 56,142 and R$ 58,185 (June 30, 2002 - R$ 27,915 and R$ 29,829), respectively.

(ii) Temporarily non-deductible expenses for income tax and social contribution calculation purposes of R$ 19,467 and R$ 17,425 (June 2002 - R$ 20,399 and R$ 18,485), respectively, mainly comprising provisions for tax contingencies, the deductibility of these expenses being conditioned to final judgement of the processes.

(iii) Difference between income taxed on the cash basis and on the accrual basis (percentage of completion of developments) of R$ 21,997 (June 30, 2002 - R$ 18,576), taxation of which occurs in the average term of 5 years, on receipt of sales and conclusion of the constructions.

As mentioned in Note 2 (e), the charges for income tax and social contribution on net income are calculated by subsidiary and associated companies mainly on the presumed profits tax regime, the calculation basis being company revenue. Income tax was calculated at the rate of 15% on taxable income plus a 10% additional, when applicable, and the social contribution at the rate of 9%.

15. Stockholders' Equity

(a) Capital

Capital comprises 82,502,800 registered nominative shares, with no nominal value, of which 38,500,000 are common shares and 44,002,800 preferred.

The Administrative Council is authorized to increase capital, independently of a general meeting or statutory reform, up to the limit of 140,000,000 shares.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Preferred shares are non-voting, but have priority in the payment of dividends and capital reimbursement and receive dividends 10% higher than common shares.

(b) Treasury shares

2,722,000 preferred shares are held in treasury, mostly acquired in 1998. Shares were quoted at R$ 2.40 each at September 30, 2002 (R$ 2.45 at June 30, 2002).

(c) Appropriation of net income for the year

Net income for the year, after offsets and deductions prescribed by law and in conformity with the statutes, is appropriated as follows:

. 5% to the legal reserve, until it reaches 20% of paid-up capital.

. 25% of the balance, after the legal reserve transfer, to be used for payment of the obligatory minimum dividend to all stockholders.

. Formation of a profits retention reserve based on company budgets to finance additional applications in fixed and working capital and expansion of activities, and can be formed with up to 100% of the remaining net income after the legal and statutory appropriations, but may not exceed paid-up capital. The capital budget approved at the General Meeting that approved the financial statements for the year ended December 31, 2001, is for the launching and development of new ventures with average duration of 3 years, always based on projects and physical/financial schedules for each construction.

16. Benefits

The company does not have private pension plans for employees, but makes monthly contributions based on the payroll to retirement funds and the official social security program, which are recorded as expenses on the accrual basis of accounting.

The company has statutory authorization to grant options to its managers, employees and service providers to purchase its shares, according to Attachment II to the Minutes of the Ordinary and Extraordinary General Meetings held on April 30, 1999. Up to September 30, 2002 no purchase options granted had been exercised.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

17. Financial Instruments

The company participates in transactions involving financial instruments, all recorded in balance sheet accounts, to meet its needs and to reduce exposure to market, currency and interest rate risks. Management of these risks is effected by defining strategies, establishing control systems and determining position limits.

Considerations on risks

- Credit risk: is evaluated as practically zero in view of the real guarantee of recovery of its products in case of default.

- Currency risk: as mentioned in Note 9, at September 30, 2002 the parent company has a loan in foreign currency of US$ 20,145 thousand (R$ 78,447) and as mentioned in Note 3, through its subsidiary abroad Brazil Realty Serviços e Investimentos Ltd., has assets in U.S. dollars equivalent to US$ 24,235 thousand (R$ 94,395).

- Interest rate risk: as mentioned in Note 9, a significant portion of loans and financings was contracted by the parent company in foreign currency with pre fixed interest of 10.05% per annum. The interest rates on financial investments are mentioned in Note 3. Also, as mentioned in Note 10, a significant portion of balances with related companies are not subject to interest .

Valuation of financial instruments

The main financial instruments, assets and liabilities, of the parent company at September 30, 2002 are described below, as well as the criteria for valuation:

- Available funds (Note 3): the market values of these assets do not differ significantly from the amounts presented in the financial statements. The contractual rates reflect usual market conditions.

- Marketable securities (Note 4): The market value of the property investment funds based on last negotiations may be summarized as follows:

Fund	Book value	Market value	Variation
Financial Center	2,608	3,254	24.8%
ABC Plaza Shopping	3,606	9,592	164.5%
JK de Inv. Imobiliário	2,409	4,277	76.5%
Total	8,623	17,123	

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

. Investments in subsidiary and associated companies (Note 7): The market value of property investment funds based on last negotiations may be summarized as follows:

Fund	Book value	Market value	Variation
Centro Têxtil Internacional	21,500	21,025	(2.2%)
ABC Plaza Shopping	7,787	20,714	164.5%
JK de Inv. Imobiliário	5,922	10,514	76.5%
Basílio Machado de Inv. Imobiliário	6,906	9,750	41.2%
Total	42,115	62,003	

. Loans and financings - The conditions and terms of loans and financings obtained are mentioned in Note 9.

18. Insurance

The company and its subsidiary and associated companies have civil responsibility insurance, related to involuntary personal damages to third parties and material damage to tangible assets, as well as coverage for fire, lightning, electrical damages, natural phenomena or gas explosion risks at insured properties. Coverage is considered sufficient by management for any risks related to the assets and/or responsibilities.

*

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

05.01 - Comments on Company Performance during the Quarter

The company's operations and those of its subsidiary and associated companies consist of the development of residential and commercial properties, rentals of commercial properties, holdings in other companies as shareholder or quotaholder and participation in property investment funds.

Consequently, in order to provide a better analysis of its businesses and results, comments on company performance must be evaluated on a consolidated basis. Accordingly, the consolidated comments are presented in ITR 08.01.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.01 - Consolidated Balance Sheet - Assets (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2002	4 - 6/30/2002
1	Total assets	574,321	548,755
1.01	Current assets	409,645	373,803
1.01.01	Available funds	119,009	79,180
1.01.02	Receivables	115,184	133,939
1.01.02.01	Marketable securities	2,608	17,257
1.01.02.02	Taxes and contributions recoverable	17,001	15,944
1.01.02.05	Accounts receivable	92,221	98,468
1.01.02.06	Sales costs to appropriate	1,002	1,364
1.01.02.08	Debit notes - reimbursement of expenses	0	0
1.01.02.09	Other	2,352	906
1.01.03	Inventories	175,452	160,684
1.01.03.02	Properties for sale	175,452	160,684
1.01.04	Other	0	0
1.02	Long-term receivables	90,339	98,954
1.02.01	Sundry receivables	90,339	98,954
1.02.01.01	Accounts receivable	82,407	86,252
1.02.01.02	Deferred income tax and social contribution	7,915	12,148
1.02.01.20	Other	17	554
1.02.02	Receivables from related companies	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiary companies	0	0
1.02.02.03	Other	0	0
1.02.03	Other	0	0
1.03	Permanent assets	74,337	75,998
1.03.01	Investments	1,912	2,040
1.03.01.01	Associated companies	0	0
1.03.01.02	Subsidiary companies	1,912	2,040
1.03.01.02.01	Investments valued by the equity method	0	0
1.03.01.02.02	Participation in funds	1,912	2,040
1.03.01.03	Other investments	0	0
1.03.02	Property and equipment	72,253	73,770
1.03.03	Deferred charges	172	188

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (in thousands of reais)

1 - Code	2 - Description	3 - 9/30/2002	3 - 6/30/2002
2	Total liabilities and stockholders' equity	574,321	548,755
2.01	Current liabilities	134,044	129,676
2.01.01	Loans and financings	12,422	14,215
2.01.02	Debentures	0	0
2.01.03	Suppliers	46,192	34,918
2.01.04	Taxes, charges and contributions	5,740	5,600
2.01.05	Dividends payable	0	1,714
2.01.06	Provisions	40,398	41,976
2.01.06.01	Estimated costs to be incurred	40,398	41,976
2.01.07	Payables to related companies	19,668	21,994
2.01.07.01	Related companies	0	0
2.01.07.02	Current accounts with development partners	19,668	21,994
2.01.08	Other accounts	9,624	9,259
2.02	Long-term liabilities	165,696	155,510
2.02.01	Loans and financings	78,462	57,299
2.02.02	Debentures	0	0
2.02.03	Provisions	86,307	97,402
2.02.03.01	Estimated costs to be incurred	15,058	19,710
2.02.03.02	Deferred results on sales of properties	41,230	48,347
2.02.03.03	Payables for purchase of properties	0	0
2.02.03.18	Provision for contingencies	21,177	20,681
2.02.03.19	Deferred income tax and social contribution	8,842	8,664
2.02.04	Payables to related companies	0	0
2.02.05	Other	927	809
2.03	Deferred income	0	0
2.04	Minority interest	9,246	10,312
2.05	Stockholders' equity	265,335	253,257
2.05.01	Paid-up capital	163,566	163,566
2.05.01.01	Paid-up capital	163,566	163,566
2.05.01.02	Unpaid capital	0	0
2.05.01.03	A.F.A.C.	0	0
2.05.02	Capital reserves	(6,470)	(6,470)
2.05.02.01	Treasury shares	(6,470)	(6,470)
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Revenue reserves	78,571	78,571
2.05.04.01	Legal	8,579	8,579
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Retained profits	69,992	69,992
2.05.04.06	Special reserve for dividends not distributed	0	0
2.05.04.07	Other	0	0
2.05.04.07.01	Retained profits	0	0
2.05.05	Retained earnings	29,668	17,590

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 - Consolidated Statement of Income (in thousands of reais)

1 - Code	2 - Description	3 - 7/1/2002 to 9/30/2002	4 -1/1/2002 to 9/30/2002	5 - 7/1/2001 to 9/30/2001	6 - 1/1/2001 to 9/30/2001
3.01	Gross sales and services	40,292	114,229	26,836	109,260
3.01.01	Sale of properties	32,493	97,114	21,273	79,961
3.01.02	Resale of properties	3,048	3,066	0	13,618
3.01.03	Rent of properties	2,713	8,495	4,321	12,961
3.01.04	Services rendered	344	1,066	1,237	2,674
3.01.05	Right of use	1,694	4,488	5	46
3.02	Deductions from gross sales and services	(1,584)	(3,883)	(3,492)	(5,884)
3.03	Net sales and services	38,708	110,346	23,344	103,376
3.04	Cost of sales and services	(15,302)	(47,088)	(12,068)	(51,999)
3.04.01	Properties sold	(13,518)	(44,107)	(11,558)	(43,074)
3.04.02	Properties resold	(1,281)	(1,298)	0	(7,300)
3.04.03	Rented properties	(503)	(1,683)	(510)	(1,625)
3.04.04	Right of use	0	0	0	0
3.05	Gross profit	23,406	63,258	11,276	51,377
3.06	Operating (expenses) income	(4,433)	(22,440)	(6,371)	(22,042)
3.06.01	Selling	(4,365)	(11,240)	(3,339)	(14,492)
3.06.02	General and administrative	(222)	(8,841)	(3,241)	(10,051)
3.06.02.01	General and administrative	(194)	(8,660)	(2,903)	(9,185)
3.06.02.02	Management remuneration	(28)	(181)	(338)	(866)
3.06.03	Financial, net	(266)	(2,670)	388	2,841
3.06.03.01	Financial income	2,894	6,642	467	5,799
3.06.03.02	Financial expenses	(3,160)	(9,312)	(79)	(2,958)
3.06.04	Other operating income	420	311	0	0
3.06.05	Other operating expenses	0	0	(179)	(340)
3.06.06	Equity in the results of subsidiary companies	0	0	0	0
3.07	Operating profit	18,973	40,818	4,905	29,335
3.08	Non-operating results	0	0	0	0

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

07.01 - Consolidated Statement of Income (in thousands of reais)

1 - Code	2 - Description	3 - 7/1/2002 to 9/30/2002	4 -1/1/2002 to 9/30/2002	5 - 7/1/2001 to 9/30/2001	6 - 1/1/2001 to 9/30/2001
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxation/profit sharing	18,973	40,818	4,905	29,335
3.10	Provision for income tax and social contribution	(1,032)	(3,048)	(1,468)	(2,532)
3.11	Deferred income tax	(4,411)	(3,221)	920	(191)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	0	0	0	0
3.14	Minority interest	(1,452)	(4,881)	(1,361)	(4,459)
3.15	Net income for the period	12,078	29,668	2,996	22,153
	Number of shares, excluding treasury (thousand)	79,781	79,781	79,781	79,781
	Net income per share	0.15139	0.37187	0.03755	0.27767
	Loss per share				

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 - Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

In the third quarter of 2002 the net income of Brazil Realty reached R$ 12.1 million with accumulated net income for the nine-month period of R$ 29.7 million.

In the property development sector, Brazil Realty, signed contracts during the period January to September 2002 amounting to R$ 59.2 million, compared to R$ 67.5 million in the same period of 2001.

It launched three new ventures: O Contemporâneo (Rafael de Barros) with 14 units sold, 24% of total; Habitat Cambuí (Barreto Leme) with 50 units sold, 45% of total and Place Magnólia (Emilio Ribas) with 12 units sold, 33% of total.

In the commercial sector, one floor of the Brasilinvest building was sold of a total of 6 floors in inventory, totally rented. The company also continued with the construction of high quality Triple A office buildings (Faria Lima Financial Center, Av JK 1203, Corporate Park and Faria Lima Square).

Brazil Realty purchased three other plots of land in São Paulo for later development. Various projects are in progress and should be launched in the fourth quarter of 2002.

Results:

Gross revenue: the increase of R$ 14.3 million resulting from new sales or greater physical evolution of ventures (Note 2.a) in relation to the same prior year quarter, mainly arises from the Brasilinvest, Meliá Campinas, L'Space, Ipiranga Premium, Flores do Campo, Les Jardins and Perdizes ventures, among others.

General and administrative expenses: the decrease of R$ 3.0 million compared to the same prior year quarter is due to the reclassification of selling expenses and costs of construction amounting to R$ 2.7 million improperly recorded in the prior quarter as administrative expenses.

Management remuneration: the decrease of R$ 0.3 thousand in comparison to the same prior year quarter arises from the reduced number of managers and the option by the company President to not receive remuneration.

Financial income and expenses: the decrease of R$ 0.6 thousand in comparison to the same prior year quarter, arises from the financial instruments described and characterized in Note 16.

Deferred taxes: the increase of R$ 3.9 million over the same prior year quarter mainly arises from the reversal of deferred taxes (R$ 6.7 million) on provisions for tax contingencies, because of the impossibility of estimating when there will be final judgement of the processes.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 - Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

Operational Portfolio at September 30, 2002

DEVELOPMENTS (a)	LAUNCHING DATE	NUMBER OF UNITS.	UNITS SOLD 3rd. QUARTER	UNITS SOLD (ACCUMULATED)	% CONSTR. 3rd. QUARTER	% CONSTR. (ACCUMULATED)	HOLDING B R
THE FIRST	JAN/97	209 (b)	1	208	0.0%	100%	25.00%
ITC	AUG/97	560	3	560	0.0%	100%	75.00%
CAESAR TOWERS IBIR.	MAR/98	206	0	202	0.0%	100%	75.00%
MELIÁ JARDIM EUROPA	MAY/98	322	0	322	0.0%	100%	100.00%
COMFORT SUITES OSCAR FREIRE	MAY/98	204	0	197	0.0%	100%	75.00%
BELA CINTRA L. STAY	FEB/99	334	2	333	0.4%	100%	22.50%
PIAZZA DELLO SPORT	APR/99	316	4	315	0.0%	100%	13.50% (c)
PLACE VENDÔME	MAY/99	42	0	42	5.3%	99.8%	75.00%
CLASSIQUE KLABIN	MAY/99	88	0	88	2.1%	99.9%	100.00%
WORLD CLASS L. STAY	JUN/99	276	2	276	5.5%	99.6%	55.50%
MELIÁ CAMPINAS	FEB/00	308	1	297	18.3%	73.5%	50.00%
HIPICA HOUSE	MAR/00	80	2	80	13.0%	88.9%	37.50%
CHATEAU DU PARC	MAR/00	42	1	41	10.2%	83.8%	50.00%
IPIRANGA PREMIUM	APR/00	208	11	198	15.6%	73.3%	50.00%
PERDIZES PROJECT	APR/00	88	6	88	11.6%	95.1%	75.00%
PERDIZES PRIVILEGE	JUL/00	42	1	42	9.7%	88.9%	75.00%
ABC IBIS E MERCURI	SEP/00	306	3	234	10.7%	28.6%	18.50%
CHATEAU DE TOCQUEVILLE	FEB/01	19	1	19	6.0%	16.4%	50.00%
LES JARDINS	MAY/01	192	24	174	11.6%	22.2%	25.00%
FLORES DO CAMPO	JUL/01	34	0	34	28.7%	48.8%	50.00%
HIPICA BOULEVARD	JUL/01	33 (g)	1	28	8.8%	11.8%	33.25%
CAESAR B. BOTAFOGO (RJ)	JUL/01	110 (e)	0	110	7.7%	55.2%	28.50%
BOTAFOGO SPAZIO (RJ)	AUG/01	47 (f)	5	46	12.8%	31.8%	33.878%
PLACE DE LA CONCORDE (SP)	NOV/01	64	9	44	12.8%	3.8%	33.25%
VILLAGIO DE LA HIPICA (SP)	NOV/01	22 (h)	5	22	0.1%	2.0%	33.25%
HOME STAY PAULISTANO	SEP/01	187 (d)	15	187	4.6%	6.4%	48.75%
CHATEAU DE BLOIS	APR/02	27	3	11	1.0%	1.4%	23.75%
JARDIM DO PARQUE	MAY/02	84	10	50	0.0%	0.0%	17.00%
LAGOA PRIIVILEGE	MAY/02	18	2	5	0.8%	3.8%	28.50%
HABITAT URCA	MAY/02	75(I)	13	75	0.1%	3.1%	1.00%
CONTEMPORÂNEO	SEP/02	58(J)	14	14	0.0%	0.0%	55.00%
HABITAT CAMBUÍ	AUG/02	112	50	50	0.0%	0.0%	25.00%
PLACE MAGNOLIA	JUN/02	36	12	12	0.0%	0.0%	25.00%
CHATEAU DE BELCASTEL	MAY/02	23	3	7	0.9%	0.9%	48.75%
L'ESPACE	OCT/01	44	1	19	20.7%	38.3%	25.0%
VERT SUPREME	JAN/02	13	13	13	0.2%	1.7%	50.0%

(a) Does not include the Mondrian, Le Grand Klabin, Royal Klabin, The World, Universe and The Excellence properties, which were totally sold and with construction complete before the beginning of the quarter.
(b) Of the 220 original units, 11 were for common use and are no longer available for sale
(c) Brazil Realty participates with 13.5% of VGV (Gross Revenue) of this development.
(d) 63 units have been permuted for land.
(e) 7 of the 117 original units have been permuted.
(f) 1 of the 48 original units has been permuted.
(g) 9 of the 42 original units have been permuted for land
(h) 6 of the 28 original units have been permuted for land
(i) 37 of the 112 original units have been permuted for land
(j) 10 of the 68 original units have been permuted for land

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 - Comments on Consolidated Performance during the Quarter (All amounts in thousands of reais unless otherwise indicated)

OFFICES COMPLETED	ACQUISITION DATE	TOTAL AREA (M²)	% RENTED AT SEPTEMBER 30, 2002	RENTAL R$/m²/MONTH	HOLDING B REALTY
NOVA SÃO PAULO	DEC/94	12,485	70.4%	33.19	100.00%
COND. VERBO DIVINO	OCT/96	8,329	100%	34.47	100.00%
CENESP	OCT/97	2,844	100%	22.19	100.00%
BRASÍLIO MACHADO	JUN/97	10,585	89.1%	29.37	50.00%
BRASILINVEST	MAR/98	3,654	100%	37.80	100.00%
GARAGEM	APR/97	2,390	NA	7.10 (b)	100.00%
ABC OFFICE	SEP/98	5,572	100%	24.20	20.40%

OFFICES UNDER DEVELOPMENT.	ACQUISITION DATE.	LAND (m²)	ABL (M²) - (E)	DELIVERY CONSTRUCTION	% CONSTR. (ACCUM.)	HOLDING B REALTY
SÃO PAULO PLAZA(sold)	DEC/94	2,429	7,952	FEB/02	100%	100.00%
FARIA LIMA FIN. CENTER	OCT/97	6,914	27,242	NOV/02	86.1%	47.96%
CORPORATE PARK	JUL/99	4,510	17,219	NOV/02	81.2%	41.25%
FARIA LIMA SQUARE	MAY/01	4,825	18,000	APR/04	5.2%	12.544%
AV JK 1203	JUL/00	5.257	20,197	JAN/04	12.1%	53.92%

SHOPPING CENTERS	Inaug. date	ABL (m²)	HOLDING (c)
ITM / CTI	JUN/96	5,185	36.41%
PAVILHÃO DE FEIRAS	JUL/98	39,245	36.41%
ABC PLAZA SHOPPING (with expansion) (d)	SEP/97	32,553	20.40%
AVENIDA INDUSTRIAL (JK)	NOV/99	23,543	34.00%

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

08.01 - Comments on Consolidated Performance during the Quarter
(All amounts in thousands of reais unless otherwise indicated)

STOCK OF LANDS	ACQUISITION DATE	AREA (M²)	PROBABLE USE	HOLDING B REALTY
CANINDÉ (D2)	JUL/99	29,167	MIXED-USE	22.50%
MORGADO DE MATEUS	SEP/00	1,619	RESIDENTIAL	48.75%
ARAGUARI/GRAÚNA	SEP/00 - JUL/01	1,610	RESIDENTIAL	48.75%
JOAQUIM GOMES (Campinas - SP)	APR/00	1,062	RESIDENTIAL	50.00% (a)
NORTE E SUL (Campinas - SP)	APR/00	2,582	RESIDENTIAL	50.00% (a)
CARLOS KAYSEL (Campinas - SP)	JUN/00	1,400	RESIDENTIAL	50.00%
JACU PÊSSEGO	JUL/97	48,400	SHOPPING CENTER	100%
PANAMBY (Lt 1)	MAR/02	11,374	RESIDENTIAL	60%
PANAMBY (Lt 3B)	MAR/02	5,722	RESIDENTIAL	60%
PANAMBY (Lt 3C)	MAY/02	5,722	RESIDENTIAL	60%
PANAMBY (Lt 23)	MAR/02	4,791	RESIDENTIAL	20%
AV. DA AMÉRICAS (Galdano) (Rio de Janeiro)	APR/02	90,000	RESIDENTIAL	30%
VOLUNTÁRIOS DA PÁTRIA (São Paulo)	SEP/02	5,432	RESIDENTIAL	25%
SANSAO ALVES SANTOS (São Paulo)	AUG/02	5,512	RESIDENTIAL	56.25%
JOAQUIM MACEDO (São Paulo)	SEP/02	2,295	RESIDENTIAL	25%

(a) - The company has a purchase option on these properties.
(b) - Based on a rental of R$ 17,000 monthly.
(c) - Holding in the development. Brazil Realty holds 48.55% of F.I.I. which controls ITM/CT.
(d) - Expansion (Phase3) of ABC Shopping was inaugurated in October 2001

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

09.01 - INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY - CNPJ	4 - CLASSIFICATION	5 - % PARTICIPATION IN THE CAPITAL OF THE INVESTEE	6 - % OF NET EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN THE CURRENT QUARTER (Thousand)		9 - NUMBER OF SHARES IN THE PRIOR QUARTER (Thousand)	
01	BRAZIL REALTY SERVIÇOS E INVESTIMENTOS	. . / -	PRIVATELY-HELD SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRIAL AND OTHER		1,261,835		1,261,835	
02	MILLENNIUM INVESTMENT IMOBILIÁRIOS LTDA.	03.355.044/0001-22	SUBSIDIARY/ ASSOCIATED COMPANY INVESTMENT	99.99	99.99
COMMERCIAL, INDUSTRIAL AND OTHER		15,033,573		15,033,573	
03	BRAZIL REALTY ADM. LOCAÇÕES LTDA.	01.797.632/0001-90	SUBSIDIARY/ ASSOCIATED COMPANY INVESTMENT	99.99	99.99
COMMERCIAL, INDUSTRIAL AND OTHER		22,224		22,224	

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

16.01 - Other Information Considered Relevant

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

17.01 - Report on Limited Review - Unqualified

REPORT OF INDEPENDENT ACCOUNTANTS ON THE LIMITED REVIEW OF QUARTERLY INFORMATION

November 13, 2002

To the Board of Directors and Stockholders
Brazil Realty S.A. Empreendimentos e Participações

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Brazil Realty S.A. Empreendimentos e Participações for the quarters and periods ended September 30 and June 30, 2002 and September 30, 2001. This information is the responsibility of company management.

2 Our reviews were carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with management responsible for the accounting, financial and operating areas of the company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of subsequent events which have, or could have, significant effects on the company's financial position and operations.

3 Based on our limited reviews, we are not aware of any significant adjustments which should be made to the Quarterly Information referred to above in order that such information be stated in conformity with accounting principles determined by Brazilian corporate legislation applicable to the preparation of Quarterly Information, consistent with the regulations of the Brazilian Securities Commission (CVM).

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Celso Luiz Malimpensa
Partner
Contador CRC 1SP159531/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER

Unaudited
Corporate Legislation
September 30, 2002

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)
01446-0	Brazil Realty S.A. Empr. e Participações	73.178.600/0001-18

INDEX

* * *